Filed  by  Ashland  Inc.  pursuant  to  Rules  165  and  425 promulgated under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

                                               SubjectCompany: Ashland Inc.
                                             Commission File No.: 001-02918

        (Excerpt from press release of Ashland Inc.'s April 25, 2005 press release announcing its second quarter earnings)

UPDATE ON THE PROPOSED TRANSFER OF INTEREST IN MAP
         On March 19, 2004, Ashland announced the signing of an agreement under which it would transfer its 38-percent interest in Marathon Ashland Petroleum LLC and two wholly-owned businesses to Marathon Oil Corporation in a transaction structured to be generally tax free and valued at approximately $3 billion. The two businesses are Ashland's maleic anhydride business and 61 Valvoline Instant Oil Change centers. The transaction is subject to several previously disclosed conditions, including receipt of a private letter ruling from the IRS with respect to the tax treatment of the transaction. The IRS has indicated that it will not provide all the rulings requested by Ashland and Marathon, and discussions are continuing with the IRS on modifications to the proposed transaction. In addition, as disclosed on April 13, 2005, Ashland and Marathon are discussing possible alternatives with respect to the proposed transaction. There can be no assurance that an agreement on an alternative transaction will be reached.
         Cash distributions from MAP have been suspended pending the transfer of the company's interest in the joint venture to Marathon. If the proposed transaction closes, Ashland would receive proceeds equal to 38 percent of MAP's distributable cash at the time of closing. If the transaction does not close, Ashland would receive its share of these funds as part of its normal distributions. Ashland's share on March 31, 2005, was $560 million.

FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland's operating performance, earnings and expectations about the MAP transaction. Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected herein will be achieved. These forward-looking statements are based upon internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, weather, operating efficiencies and economic conditions, such as prices, supply and demand, cost of raw materials, and legal proceedings and claims (including environmental and asbestos matters) and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those we describe in the forward-looking statements. The risks, uncertainties, and assumptions include the possibility that Ashland will be unable to fully realize the benefits anticipated from the MAP transaction; the possibility the transaction may not close including as a result of failure to receive a favorable ruling from the Internal Revenue Service or failure of Ashland to obtain the approval of its shareholders; the possibility that Ashland may be required to modify some aspect of the transaction to obtain regulatory approvals; and other risks that are described from time to time in the Securities and Exchange Commission (SEC) reports of Ashland. Other factors and risks affecting Ashland are contained in Ashland's Form 10-K, as amended, for the fiscal year ended Sept. 30, 2004, filed with the SEC and available on Ashland's Investor Relations website at www.ashland.com/investors or the SEC's website at www.sec.gov. Ashland undertakes no obligation to subsequently update or revise the forward-looking statements made in this news release to reflect events or circumstances after the date of this news release.


ADDITIONAL INFORMATION ABOUT THE MAP TRANSACTION
In connection with the proposed transaction, Ashland filed a preliminary proxy statement on Schedule 14A with the SEC on June 21, 2004 and an amended preliminary proxy statement on Schedule 14A on August 31, 2004. ATB Holdings Inc. and New EXM Inc. filed a registration statement on Form S-4, which includes a further amended preliminary proxy statement/prospectus, with the SEC on October 12, 2004. Investors and security holders are urged to read those documents and any other relevant documents filed or that will be filed with the SEC, including the definitive proxy statement/prospectus regarding the proposed transaction as they become available, because they contain, or will contain, important information. The definitive proxy statement/prospectus will be filed with the SEC by Ashland, and security holders may obtain a free copy of the definitive proxy statement/prospectus when it becomes available, and other documents filed with the SEC by Ashland, including the preliminary proxy statement at the SEC's website at www.sec.gov. The definitive proxy statement/prospectus, and other documents filed with the SEC by Ashland, including the preliminary proxy statement, may also be obtained for free in the SEC filings section on Ashland's Investor Relations website at www.ashland.com/investors, or by directing a request to Ashland at 50 E. RiverCenter Blvd., Covington, KY 41012. The respective directors and executive officers of Ashland and other persons may be deemed to be participants in solicitation of proxies in respect of the proposed transaction. Information regarding Ashland's directors and executive officers is available in its proxy statement filed with the SEC by Ashland on December 14, 2004. Investors may obtain information regarding the interests of participants in the solicitation of proxies in connection with the transaction referenced in the foregoing information by reading the definitive proxy statement/prospectus when it becomes available.





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